SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March, 2006

Copa Holdings, S.A.
 (Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release -	AEROREPÚBLICA, SUBSIDIARY OF COPA HOLDINGS, ANNOUNCES PURCHASE OF FIVE NEW EMBRAER 190 AIRCRAFT

AeroRepublica, Subsidiary of Copa Holdings, Announces Purchase of Five New Embraer 190 Aircraft

Colombian Airline Has Option for 20 Additional Aircraft

          PANAMA CITY, March 15 /PRNewswire-FirstCall/ -- AeroRepublica, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced a fleet modernization and expansion plan that includes firm orders for five Embraer 190 aircraft, representing an investment of US$ 175 million at list price. The order also includes options to buy 20 additional aircraft. AeroRepublica joins a select group of airlines that have acquired the Embraer 190 aircraft, equipped with state-of-the-art aviation navigation technology, directly from the manufacturer.

          Delivery of the first aircraft is planned for November 2006, making AeroRepublica the first airline in the domestic Colombian market to operate the new and efficient 108-seat aircraft. The modern Embraer 190 incorporates advanced technological features such as “winglets,” efficient and powerful GE CF34 motors, and the latest Honeywell Corporation aeronautics equipment.

          The Embraer 190s will be utilized to serve AeroRepublica’s domestic routes more efficiently, as well as in the development of international markets. They also will play an important role in AeroRepublica’s alliance with Copa Airlines in Panama, through joint expansion of route networks that will provide passengers with more destinations and frequencies.

          “We were looking for a new generation of aircraft that would provide the high level of comfort and dependability that customers require, and also be very efficient in fuel consumption and in general performance,” said Roberto Junguito, President, AeroRepublica. “The Embraer 190 also offers us the opportunity to balance capacity and demand, which we need as part of our operational and expansion plan.”

          “The incorporation of the new Embraer 190 into the fleet of AeroRepublica is one of the principal initiatives of the airline’s strategic plan,” stated Pedro Heilbron, CEO, Copa Holdings S.A. “This aircraft is ideal for this market in terms of capacity and efficiency, and is a truly attractive product for the Colombian traveler and for the entire region.”

          “Colombia is the third-largest air travel market in Latin America and I am pleased to see our 100-plus seat aircraft operating in the region,” said Mauricio Botelho, President, Embraer. “Embraer has always recognized the tremendous growth potential in South America and we are honored to have AeroRepublica as the newest member of our family of E-Jet operators.”

          About Copa Holdings

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

          About Embraer

          Embraer -- Empresa Brasileira de Aeronautica S.A. (NYSE: ERJ) (Bovespa: EMBR3 EMBR4) -- is the world’s leading manufacturer of commercial jets up to 110 seats, with 36 years of experience in designing, developing, manufacturing, selling and providing after-sales support to aircraft for the global airline, defense and business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of December 31, 2005, Embraer had a total workforce of 16,953 people, and its firm order backlog totaled US$ 10.4 billion.

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission. CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 03/15/2006	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO